SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Appraisal Right of Class A1 and Class B1 Preferred Shares

Rio de Janeiro, March 2, 2026, Centrais Elétricas Brasileiras S/A - Eletrobras (“Company” and “AXIA Energia”), further to the material fact disclosed on February 18, 2026 regarding the proposed migration of the Company to the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão, hereby informs that, should the conversion of the Class “A1” preferred shares (“PNA1”) and/or the Class “B1” preferred shares (“PNB1”), as applicable, be approved, shareholders holding PNA1 and/or PNB1 shares who do not vote in favor at the respective Special Shareholders’ Meetings, whether by voting against, abstaining, or failing to attend, may exercise their appraisal right, pursuant to Article 137 of Law No. 6,404/1976 (Brazilian Corporations Law).

In such cases, shareholders will be entitled to reimbursement at the book value per share calculated based on the financial statements for the fiscal year ended 2025, corresponding to BRL 40.6218599632 per share.

The Company further informs that dissenting PNA1 and/or PNB1 shareholders may exercise the appraisal right with respect to all shares held as of the close of trading on February 18, 2026, provided that such shares have been held continuously through the date of exercise. The period for exercising the appraisal right is 30 days as from the publication of the minutes of the relevant shareholders’ meeting.

Additional information regarding AXIA Energia’s proposed migration to the Novo Mercado segment, including details on the appraisal right, is available in the call notices for the Extraordinary General Meeting and the Special Shareholders’ Meetings, available on the websites of the Company and the Comissão de Valores Mobiliários.

Eduardo Haiama

Vice-president of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.